UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Appointment of New Chief Technology Officer

Mr. Tao Feng, chief technology officer of Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), has tendered his resignation as chief technology officer due to personal reasons and will serve the Company until September 27, 2024. In relation to Mr. Feng’s departure, Mr. Mike Li has been appointed as the chief technology officer of the Company, effective September 19, 2024.

Mr. Mike Li has extensive experience working in China’s internet industry. Prior to joining Vipshop, Mr. Li served as a high-level researcher for the Local Services Group of Alibaba Group Holding Limited (NYSE: BABA; HKEX: 9988 (HKD Counter) and 89988 (RMB Counter)) (“Alibaba Group”) from December 2020 to September 2024. Prior to that, he served as a senior technology specialist for the search and recommendation business unit of Alibaba Group from January 2013 to December 2020. Prior to joining Alibaba Group, Mr. Li served as a senior technology director of Asiainfo (China) Software Co., Ltd. from July 2003 to January 2013. Mr. Li received his bachelor’s degree in electrical engineering and automation from Changchun University of Technology in 2000. Mr. Li received another bachelor’s degree in computer science and technology from Zhejiang University in 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ Mark Wang
Name:	:	Mark Wang
Title:	:	Chief Financial Officer

Date: September 19, 2024